UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **May 2007**

Commission File No. **0-29328**

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Translation of registrant's name into English)

BioSquare, 650 Albany Street, Boston, MA 02118
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [**X**] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **N/A**

SUBMITTED HEREWITH

Exhibits

99.1   News Release dated April 10, 2007 announcing a stock option grant
99.2   News Release dated April 3, 2007 announcing the appointment of a new director
99.3   News Release dated May 11, 2007 announcing the appointment of a new director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

Date: May 15, 2007

/s/ Alexander (Allen) Krantz
Name: Alexander (Allen) Krantz
Title: President and Chief Executive Officer

Exhibit 99.1

ADVANCED PROTEOME THERAPEUTICS CORPORATION

NEWS RELEASE

APC Grants Stock Options to New Director

Vancouver B.C., April 10, 2007, Advanced Proteome Therapeutics Corporation (**APC:** TSX-V) (the "Company") announces that, in accordance with the Company's stock option plan, it has granted to one of its directors incentive stock options to purchase up to an aggregate of 300,000 common shares exercisable on or before April 10, 2012 at a price of $0.30 per share. The option grant is subject to board approval.

Advanced Proteome Therapeutics Inc. features a powerful technology focused on the rapid commercialization of drugs and has established laboratory operations at the BioSquare Discovery and Innovation Center on the campus of the Boston University School of Medicine. The technology will be targeted initially for the creation of improved versions of sub-optimal human protein pharmaceuticals with established markets. For further information about APC and APT Inc., e-mail our President and CEO, Alexander (Allen) Krantz at akrantz@aptbiotech.com or telephone at 415.722.1209.

ON BEHALF OF THE BOARD

Alexander (Allen) Krantz
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 99.2

ADVANCED PROTEOME THERAPEUTICS CORPORATION

NEWS RELEASE

APT Appoints Director

Vancouver B.C., April 3, 2007. Advanced Proteome Therapeutics Corporation (**APC:** TSX-V) (the "Company") is pleased to announce the appointment of Russell E. Phares to its Board of Directors. Martin Woodward has resigned as a director of the Company.

Dr. Russell E. Phares is a graduate of Purdue University where he obtained his Ph.D. in pharmacy. He is formerly Assistant Professor of Pharmacy at the University of Florida. His subsequent career has spanned more than thirty-five years in the pharmaceutical industry. It has provided him extensive experience in R&D, including the discovery and development of new products, at Barnes-Hind Pharmaceuticals, Alza Corporation and CooperVision Pharmaceuticals. For ten years Dr. Phares was CEO at CooperVision Pharmaceuticals and Cooper Laboratories, after which he became a business and technical consultant to the rapidly growing California pharmaceutical industry. During his career he has planned and executed the development of more than a dozen new pharmaceuticals which have been successfully marketed. Additionally, he has been responsible for business development, sales/marketing and business planning activities, having successfully developed long term strategies for new as well as established pharmaceutical businesses.

The President and CEO of the Company, Dr. Alexander (Allen) Krantz said today, "Russ Phares brings an incredible wealth of knowledge and wisdom to Advanced Proteome Therapeutics from his extensive experience in the pharmaceutical industry. The Company is delighted and fortunate to have him join our Board as he is an acknowledged expert in guiding the rapid growth of an emerging pharmaceutical company."

Dr. Krantz thanked Mr. Woodward on behalf of the entire board for his much valued service and assistance through the reorganization of the Company.

Advanced Proteome Therapeutics Inc. features a powerful technology focused on the rapid commercialization of drugs and has established laboratory operations at the BioSquare Discovery and Innovation Center on the campus of the Boston University School of Medicine. The technology will be targeted initially for the creation of improved versions of sub-optimal human protein pharmaceuticals with established markets. For further information about APC and APT Inc., e-mail our President and CEO, Alexander (Allen) Krantz at akrantz@aptbiotech.com or telephone at 415.722.1209.

ON BEHALF OF THE BOARD

Alexander (Allen) Krantz
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 99.3

ADVANCED PROTEOME THERAPEUTICS CORPORATION

NEWS RELEASE

APT Appoints Director

Vancouver B.C., May 11, 2007. Advanced Proteome Therapeutics Corporation (**APC:** TSX-V) (the "Company") is pleased to announce the appointment of Jean M. Bellin to its Board of Directors. Benjamin Catalano has resigned as a director of the Company.

Jean Bellin has more than 25 years experience in the pharmaceutical industry, including sales, marketing, business development, mergers and acquisitions, and general management – both domestic and international. He began his pharmaceutical industry career with 12 years at Eli Lilly & Company, holding positions in sales, marketing and general management in Brazil, the US, the Scandinavian countries and Italy. He then founded and served as Managing Director of DuPont Pharma Italy. In 1993, Mr. Bellin became the head of the international division of UCB, a $2 billion publicly traded, biopharmaceutical group based in Brussels, Belgium. There he managed the pharmaceutical subsidiaries in the US, Canada, South America, Japan, China and Southeast Asia. Later he managed the osteohealth and animal health divisions of Sankyo Pharmaceuticals Company Ltd., then the second largest pharmaceutical company in Japan. He was also previously the CEO of Mountain View Pharmaceuticals Inc., a California-based biopharmaceutical company where the PEGylation of therapeutic proteins was a major focus. He is currently the President of Metagenics, a leading manufacturer and distributor of medical foods and nutraceuticals. Mr. Bellin received his bachelor's degree in Economic, Political and Social Sciences from the Universitaires Saint Louis in Brussels and a license in applied economic sciences from the Catholique de Louvain in Belgium.

The President and CEO of the Company, Dr. Alexander (Allen) Krantz said today, "We are delighted and extremely fortunate to have Jean Bellin join our Board as he is an outstanding individual with diverse experience in the pharmaceutical industry on four continents. Jean is an acknowledged expert in guiding the rapid growth of an emerging pharmaceutical company, and is particularly well-suited to help our Company advance its commercial objectives because of his familiarity with the potential of our core, linkage technologies."

Dr. Krantz thanked Mr. Catalano on behalf of the entire board for his much valued service, dedication, and assistance through the reorganization of the Company.

Advanced Proteome Therapeutics Inc. features a technology focused on the rapid commercialization of protein therapeutics and has established laboratory operations at the BioSquare Discovery and Innovation Center on the campus of the Boston University School of Medicine. The technology will be targeted initially for the creation of improved versions of sub-optimal human protein pharmaceuticals with established markets. For further information about APC and APT Inc., e-mail our President and CEO, Alexander (Allen) Krantz at akrantz@aptbiotech.com or telephone at 415.722.1209.

ON BEHALF OF THE BOARD

Alexander (Allen) Krantz
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.